Exhibit 99.2

Press Release

Save the Date: HUTCHMED to Present R&D Updates on July 9, 2024

— HUTCHMED will host in-person presentation and online webinar on Tuesday, July 9 —

Hong Kong, Shanghai & Florham Park, NJ —  Monday, June 24, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it will host a R&D update in Shanghai, China, and via webcast on Tuesday, July 9, 2024.

During the event, the senior management team will share insights into the Company’s R&D strategy and vision. Additionally, the team will provide updates on certain programs within HUTCHMED’s extensive and innovative pipeline. This will include updates on the Phase III ESLIM-01 and Phase II/III ESLIM-02 studies of our Syk inhibitor sovleplenib in immune thrombocytopenia (“ITP”) and warm antibody autoimmune hemolytic anemia, (“wAIHA”) respectively; the surufatinib Phase II/III study for metastatic pancreatic ductal adenocarcinoma (“PDAC”); and the Phase III RAPHAEL study of our IDH1/2 inhibitor HMPL-306 in acute myeloid leukemia (“AML”).

The in-person event will take place from 3:00 p.m. to 5:00 p.m. HKT in Chinese (Putonghua) in Shanghai. A live webcast will be held simultaneously. Attendance for the in-person event is by invitation only.

An English language webcast will take place from 8:30 p.m. HKT / 8:30 a.m. EDT / 1:30 p.m. BST on Tuesday, July 9, for approximately two hours.

Both webcasts will be live and can be accessed via www.hutch-med.com/event. Investors interested in listening to a webcast should log on before the start time to download any software required. A replay of the event will be available shortly thereafter for approximately 90 days.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Gordon	+44 (20) 7886 2500

.